EXHIBIT 11.

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

Basic earnings per share		Shares

Basic shares outstanding at September 30, 2002		1,992,547

Net Earnings	$ 247,200	$.12 per share
Basic shares outstanding	1,992,547

Diluted earnings per share		Shares

Basic shares outstanding at September 30, 2002		1,992,547
Stock Options-common stock equivalents		72,334

Diluted shares outstanding at September 30, 2002		2,064,891

Net Earnings	$ 247,200	$12 per share
Diluted shares outstanding	2,064,891

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